UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2017

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Other Events

On October 23, 2017, Amira Nature Foods Ltd (the “Company”) held its 2017 Annual General Meeting of the Shareholders (the “AGM”).

At the AGM, the shareholders re-elected Karan A. Chanana, Harash Pal Sethi, Nathalie Dauriac, and Neal Cravens and elected Robert Wagman to serve on its Board of Directors. The directors will serve until the earlier of the 2018 Annual General Meeting or until their resignation or their respective successors are duly appointed and qualified.

At the AGM, the shareholders also ratified the appointment of ASA & Associates LLP as the independent, registered public accounting firm to audit the Company’s financial statements for the fiscal year ending March 31, 2018 and to authorize the directors to determine their remuneration.

Exhibit 99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By: /s/ Varun Sethi

Name: Varun Sethi

Title: Chief Financial Officer

Date: October 27, 2017